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                             November 23, 2022

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted October
28, 2022
                                                            CIK No. 001911545

       Dear Chang-Hyuk Kang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our
       September 13, 2022 letter.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       General

   1. We note your response to prior comments 2 and 3 regarding your user base and market opportunity. Please
incorporate your response to prior comment 3 regarding your decision not to enter the
Chinese market due to regulatory concerns in your prospectus summary.
                                                        You should also include
a risk factor that China represents a large market opportunity, but since you will not
offer your products and services to Chinese users, it will limit your market opportunity and
ability to grow your business. Further, please clarify if the nearly
                                                        10% of your users that
fall within the    Other    category consists of users in Hong Kong.
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk   Kang
Hanryu Holdings, Inc.
Comapany 23,
November  NameHanryu
              2022     Holdings, Inc.
November
Page 2    23, 2022 Page 2
FirstName LastName
         Clarify whether you consider Hong Kong the same as the Chinese market. If your
         FANTOO app. is available to Hong Kong users, please add disclosure to address any
         material regulatory concerns such as the Chinese government   s
increased restrictions as to
         data privacy and censorship.
Prospectus Summary
FANTOO Offerings, page 4

2. Revise to disclose here and on page 46 that no KDG have been issued to date, consistent with what you state in response to prior comment 4.
KDG and Divestiture of Kingdom Coin ("KDC"), page 4

3. We note your response to prior comment 4 regarding your divestiture of Kingdom Coin to the KDC Foundation.
             Please provide us a copy of the executed Business Transfer Agreement, which includes the signatories.
             Clarify on page 4 that KDC Foundation may issue or mine additional KDC beyond the nearly 300 billion KDC it already possesses or possessed. Clarify whether your revenue sharing agreement with the KDC
Foundation includes
             any post-transfer newly created KDC.
             Provide more details of the operation and management of the KDC Foundation and its management company, Plus Meta PTE Ltd. Identify any control persons.
             Clarify whether the KDC Foundation will coordinate any of its activities with you or your operation of FANTOO, or if KDC will be marketed to FANTOO users.
             Clarify that the market price of KDC ($0.00017) is significantly lower than the valuation used to extinguish your debt, and that you may not generate any cash from the revenue sharing agreement with the KDC Foundation.
4. We also note the disclosure on page 65 that in connection with the transfer of assets to the
         KDC Foundation, the company may be entitled to future contingent payments depending on the sales generated from the transferred assets.
             Please advise us as to any agreements, relationships or other involvement of the company and/or its officers, directors and shareholders with or in the KDC
             Foundation.
             Given the interest of the company in future sales generated by the transferred assets, please advise us as to the promotional or other efforts that the company and/or its officers, directors and shareholders may employ with respect to the transferred assets.
5.       If the company no longer controls the FANTOO Wallet, tell us how users of the
         FANTOO platform will be issued KDG.
6. Tell us if the KDC Foundation is able to obtain KDG on more favorable terms than other users of the FANTOO Platform.
7.       Tell us what the company   s expectations are regarding payments under
the Agreement to
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk   Kang
Hanryu Holdings, Inc.
Comapany 23,
November  NameHanryu
              2022     Holdings, Inc.
November
Page 3    23, 2022 Page 3
FirstName LastName
         be received from KDC Foundation through December 31, 2024. Clarify if KDC will be a
         significant source of revenues compared to the company   s other
businesses.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Metrics, page 47

8. Your revised disclosures for the ARPU measure indicate that it represents total revenue divided by the average number of customer relationships. Further you state that this helps you understand the rate at which you are monetizing your active user base. Please explain, and revise as necessary to clarify, what is meant by "customer relationships" and
         "active user base" and how they relate to MAUs or User Base. Also, explain further how you calculate the average number of customer relationships for purposes of your calculation and specifically address your reference to dividing by the number of months in the period.
9. Please tell us why the number of Users and MAU for May 2022 changed from your prior amendment or revise as necessary. To the extent the amounts disclosed in the current filing are correct, revise to explain the reason for the increase in Users and MAU from
         April 2022 to May 2022 with a subsequent decrease in June 2022.
The FANTOO Ecosystem, page 64

10. We note your disclosure in response to prior comments 11 and 12 regarding KDG. Please clarify here that KDG may not be purchased or redeemed for cash by your users, and only awarded as prizes or as a medium of exchange for your user-to-user sales.
11. With respect to the KDC divestiture to the KDC Foundation, we note that KDC and
         KDG both still carry the    Kingdom    branding and the KDC Foundation
will own the
         FANTOO Wallet. Please clarify whether you intend to seek changes to KDG or the
         FANTOO Wallet branding to avoid confusion relating to your involvement with KDC and the FANTOO Wallet.
12. Please provide more details of how KDG will be stored in your internal reserve and how you will ensure that the KDG will be accurately recorded and protected for your
         FANTOO users. To the extent you believe there are material risks related to storage and/or recordkeeping of the KDG, please clarify.
Notes to Consolidated Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-41

13. We note your response and revised disclosures to prior comment 21. Please describe to us the "high volume" of products shipped. Also, you state that merchandise sales are fulfilled with inventory sourced from your own inventory, however, you do not have any inventory on your balance sheet for any period presented. Please explain. In addition, describe the contractual terms of the agreements with your partners that give the
 Chang-Hyuk Kang
FirstName LastNameChang-Hyuk   Kang
Hanryu Holdings, Inc.
Comapany 23,
November  NameHanryu
              2022     Holdings, Inc.
November
Page 4    23, 2022 Page 4
FirstName LastName
         company the ability to control the promised goods or services and include in your response a signed copy of a sample agreement that supports your conclusion.
Earnings (Loss) per share, page F-44

14. We note your revised disclosure in response to prior comment 22. Please further revise to exclude the noncontrolling interest's share of net loss in the earnings (loss) per share calculation for each period presented. We refer to ASC 260-10-45-11A.
Note 3 - Acquisitions, page F-45

15. We note your response to prior comment 24. Please file a Merger Agreement, which lists the correct shareholders and corporate registration numbers in Article 3, consistent with the information provided in your response and disclosures.
16. You state in your response to prior comment 24 that on or around March 11, 2021 you obtained the right to the name "Hanryu Times." Please tell us from whom you obtained such right and the consideration paid. Also, provide us with a copy of the executed agreement. You also state that Sports, the company, and the company's subsidiaries do not share any officers, directors, or principal owners and you disclose that there are no familial relationships with members of management of Sport and the company. Please tell us whether any related party interests, beyond familial relationships, exist between any of these entities officers, directors or principal owners and if so, explain further such relationships.
17. We note your response to prior comment 25 where you state that March 31, 2021 is the date you obtained control of RnDeep. Please further clarify in your disclosures whether this is the date when the consideration was transferred and you acquired the assets and assumed the liabilities of RnDeep. Refer to 805-10-25-7.
18. We refer to your response to comment 39 in your letter dated August 24, 2022. Regarding the income test you state that for the year ended December 31, 2020, RnDeep had no income from continuing operations and therefore the acquisition was below the 20%
         significance level. However, the income test described in Rule 1-02(w)(1)(iii)(A) of
         Regulation S-X, refers to using the absolute value of income or loss from continuing
         operations, and therefore it is not clear why    no income from
continuing operations
         results in a    below 20% significance level.    Please advise and
include your calculations
         in the response.
Note 9 - Investments, page F-51

19. You disclose that as of June 30, 2022 you sold the Midas Bonds in exchange for total cash consideration of $1,687,052. Please revise to disclose the specific date of the sale and tell us where this is reflected on the statement of cash flows on page F-5. Also, tell us the name of the third-party that purchased the bond and whether they have any relationship to the company or your officers or directors.
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
November 23, 2022
Page 5
20. You disclose in footnote (2) that the amount for "Seoul Marina (Debt, Right
      Management)" represents the Lien held by the company for the right to manage and occupy the Seoul Marina. However, you state in the response to prior comment 30 that it is the right to receive debt in the amount of approximately $6 million from SMC. Tell us and revise to clarify whether you are accounting for this asset as a right to the payment of debt or as a lien on property. If it is a right to payment of debt, further explain how you account for this investment. In this regard, we note your reference to ASC 325, which has been superseded by ASU 2016-01. Please tell us what existing guidance you applied to account for this right to payment of debt and revise your disclosures accordingly.
      Alternatively, if this represents a lien on property, explain further why you believe this is in an investment and how your accounting is consistent with the guidance.
Note 17 - Other, page F-58

21. We note your revised disclosures regarding the KDC Agreement and the terms under which the KDC Foundation will pay consideration. Please revise to clarify whether you recorded any amount for this contingent consideration. In this regard, tell us whether the non-trade receivables relates to this transaction or explain what this receivable relates to.
      If you believe the fair value of contingent consideration in the KDC Agreement is zero, revise to indicate as such. Similar revisions should be made on page
F-25.
Exhibits

22. We note your response to prior comment 16 regarding the exclusive forum provision and how it is not intended to apply to claims under the Securities Act or Exchange Act. Please clarify whether your certificate of incorporation will be revised to address the carve-out for Securities Act and Exchange Act claims. If not, please revise your disclosure to clarify the risks and uncertainty as to whether Securities Act and Exchange Act claims would be subject to a carve-out of your exclusive forum provision.
          You may contact Melissa Kindelan, Senior Staff Accountant, at (202)
551-
3564 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact
Edwin Kim, Staff Attorney, at (202) 551-3297or Larry Spirgel, Office Chief, at
(202) 551-
3815 with any other questions.



                                                             Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                             Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                             Office of
Technology
November 23, 2022 Page 5
cc:       Daniel Rumsey, Esq.
FirstName LastName